April 7, 2006


Mail Stop 4561

VIA U.S. MAIL AND FAX (617) 332-2261

Mr. John C. Popeo
Chief Financial Officer
HRPT Properties Trust
400 Centre Street
Newton, MA  02458

      Re:	HRPT Properties Trust
      Form 10-K for the year ended December 31, 2005
      Filed March 10, 2006
      File No. 001-09317

Dear Mr. Popeo:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and will make no further review of your documents. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 2. Properties, pages 24 - 35

1. We note your disclosure of net operating income (loss) in total and on a comparable property basis for each type of property in your portfolio (e.g. office or industrial), location (i.e. central business district or suburban) and major geographical market. Net rental operating income (loss) per property, other than on a consolidated basis, is not reconcilable to a GAAP measure since net operating income (loss) per property is not reported. In future filings, please remove your disclosure of net operating income
(loss)
per property on any basis other than on a consolidated basis or further explain to us how you currently meet, or in future filings be able to meet, the disclosure requirements in Item 10(e)(1)(i) of Regulation S-K.

2. If, in response to our comment above, you are providing net operating income (loss) by major geographical market as an extension of the segment information determined in conformity with SFAS 131, please revise your disclosure in future filings to either (1) present the SFAS 131-required information here or (2) include a cross reference that clearly directs readers to the SFAS 131-required information in the footnote to the financial statements. We also note that your presentation of the consolidated segment measure net operating income (loss) is a non-GAAP financial measure since this measure has no authoritative meaning outside of the SFAS 131-required reconciliation. As such, if you plan to retain your presentation of consolidated net operating income (loss) please clarify and expand your disclosure in future filings to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K and the disclosures referred to in Question 8 of the SEC`s Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures.  You may refer to Questions
16-21
of the SEC`s Frequently Asked Questions Regarding the Use of Non-
GAAP
Financial Measures as it relates to the presentation of segment information.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 38

3. Management`s Discussion and Analysis should be a discussion and analysis of your business as seen through the eyes of those who manage the business rather than a recitation of your financial statements in narrative form. In future filings, please revise to include a more robust discussion of your results of operations including key comparative indicators used by management, trends and analysis of operating performance. For instance, you present comparative operating performance data in Item 2 with respect to your major geographical markets which we understand from your disclosure on page F-15 is the level where your chief operating decision maker evaluates your operating results and makes decisions regarding resource allocation but you provide no segment analysis of this data in your MD&A. Please tell us how you will revise your disclosure in future filings. Refer to Item 303 of Regulation S-K and SEC Release
33-8350.

Report of Independent Registered Public Accounting Firm, page F-1

4. Please have your auditor revise the second paragraph of their audit report to state that their audit was in accordance with "the standards" rather than "auditing standards" of the PCAOB. Refer to
PCAOB Auditing Standard No. 1.





Note 9, Segment Information, page F-15

5. Please clarify for us and revise your disclosure in future filings to explain how management defines its major markets in determining the major market operating segments versus the all other market operating segment. In addition, please include the disclosures required by paragraphs 25(b) and 28(b) as it relates to your segment assets and capital expenditures.


*  *  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

Mr. John C. Popeo
HRPT Properties Trust
April 7, 2006
Page 1